SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)*

CARRIZO OIL & GAS, INC., AS ISSUER, AND

BANDELIER PIPELINE HOLDING, LLC

CARRIZO (EAGLE FORD) LLC

CARRIZO (MARCELLUS) LLC

CARRIZO (MARCELLUS) WV LLC

CARRIZO MARCELLUS HOLDING INC.

CARRIZO (NIOBRARA) LLC

CLLR, INC.

HONDO PIPELINE, INC.

MESCALERO PIPELINE, LLC

CARRIZO (UTICA) LLC, AS SUBSIDIARY GUARANTORS

(Names of Subject Companies)

CARRIZO OIL & GAS, INC., as Issuer, and

BANDELIER PIPELINE HOLDING, LLC

CARRIZO (EAGLE FORD) LLC

CARRIZO (MARCELLUS) LLC

CARRIZO (MARCELLUS) WV LLC

CARRIZO MARCELLUS HOLDING INC.

CARRIZO (NIOBRARA) LLC

CLLR, INC.

HONDO PIPELINE, INC.

MESCALERO PIPELINE, LLC

CARRIZO (UTICA) LLC, as Subsidiary Guarantors

(Names of Filing Persons)

4.375% Convertible Senior Notes due 2028

(Title of Class of Securities)

144577 AA1

(CUSIP Number of Class of Securities)

Marcus G. Bolinder

Senior Counsel

Carrizo Oil & Gas, Inc.

500 Dallas Street, Suite 2300

Houston, Texas 77002

(713) 328 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$73,750,000	$10,059.50

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 4.375% Convertible Senior Notes due 2028, as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 2, 2013, there was $73,750,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $73,750,000.
**	The amount of the filing fee equals $136.40 per $1 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,059.50	Filing Party: Carrizo Oil & Gas, Inc.
Form of Registration No.: Schedule TO-I	Date Filed: May 3, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) is an amendment to the Tender Offer Statement on Schedule TO originally filed by Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”), on May 3, 2013, relating to the Company’s offer to repurchase the 4.375% Convertible Senior Notes due 2028 that were issued by the Company (the “Notes”), upon the terms and conditions set forth in the Indenture (as defined below), the Company Notice dated May 3, 2013 (the “Company Notice”), and the related offer materials filed as exhibits to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The Notes were issued pursuant to the Indenture dated as of May 28, 2008 between the Company, the potential subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture thereto dated as of May 28, 2008, between the Company and the Trustee, and as further supplemented, up to and including, the Fourteenth Supplemental Indenture thereto dated as of November 6, 2012, between the Company, Bandelier Pipeline Holding, LLC, Carrizo (Eagle Ford) LLC, Carrizo (Marcellus) LLC, Carrizo (Marcellus) WV LLC, Carrizo Marcellus Holding Inc., Carrizo (Niobrara) LLC, CLLR, Inc., Hondo Pipeline, Inc., Mescalero Pipeline, LLC and Carrizo (Utica) LLC (collectively, the “Guarantors”) and the Trustee (as so supplemented, the “Indenture”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO and the Company Notice as set forth in the Supplement No. 1 to Company Notice for the 4.375% Convertible Senior Notes due 2028 filed as Exhibit (a)(1)(B) to this Schedule TO/A (the “Supplement”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO or the related Offer Materials.

ITEM 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Supplement is incorporated by reference into this Amendment No. 1. The Supplement should be read in conjunction with the Company Notice. Except for the changes described in the Supplement, all other terms of the Company Notice remain the same.

Item 12 Materials To Be Filed As Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit		Description

(a)(1)(A)*	—	Company Notice to Holders of Carrizo Oil & Gas, Inc. 4.375% Convertible Senior Notes due 2028, dated May 3, 2013.

(a)(1)(B)	—	Supplement No. 1 to Company Notice dated May 3, 2013 to Holders of Carrizo Oil & Gas, Inc. 4.375% Convertible Senior Notes due 2028.

(a)(1)(C)*	—	Form of Repurchase Notice.

(a)(1)(D)	—	The description of the Offer contained in the Company’s Current Report on Form 8-K filed on May 3, 2013 (incorporated herein by reference to the Company’s Current Report on Form 8-K filed on May 3, 2013).

(b)(1)	—	Credit Agreement dated as of January 27, 2011 among Carrizo Oil & Gas, Inc., as Borrower, BNP Paribas, as Administrative Agent, Credit Agricole Corporate and Investment Bank and Royal Bank of Canada, as Co-Syndication Agents, Capital One, N.A. and Compass Bank, as Co-Documentation Agents, BNP Paribas Securities Corp. as Sole Lead Arranger and Sole Bookrunner, and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 2, 2011).

(b)(2)	—	First Amendment, dated as of March 26, 2012, to Credit Agreement dated as of January 27, 2011, among Carrizo Oil & Gas, Inc., BNP Paribas as administrative agent, and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).

(b)(3)	—	Second Amendment to Credit Agreement, dated as of September 4, 2012, among Carrizo Oil & Gas, Inc., as borrower, Wells Fargo Bank, National Association, as administrative agent, and the lender parties thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 5, 2012).

(b)(4)	—	Third Amendment to Credit Agreement, dated as of September 27, 2012, among Carrizo Oil & Gas, Inc., as borrower, Wells Fargo Bank, National Association, as administrative agent, and the lender parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).

(d)(1)	—	Senior Indenture, dated as of May 28, 2008, between Carrizo Oil & Gas, Inc., the potential subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (Commission File No. 000-29187-87) filed May 28, 2008).

(d)(2)	—	First Supplemental Indenture, dated as of May 28, 2008, between Carrizo Oil & Gas, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (Commission File No. 000-29187-87) filed May 28, 2008).

(d)(3)	—	Second Supplemental Indenture, dated as of May 14, 2009, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (Registration No. 333-159237) filed on May 14, 2009).

(d)(4)	—	Fifth Supplemental Indenture, dated as of November 2, 2010, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K (Commission File No. 000-29187-87) filed on November 2, 2010).

(d)(5)	—	Seventh Supplemental Indenture, dated as of May 4, 2011, between Carrizo Oil & Gas, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q (Commission File No. 000-29187-87) for the quarter ended March 31, 2011).

(d)(6)	—	Ninth Supplemental Indenture, dated as of August 5, 2011, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q (Commission File No. 000-29187-87) for the quarter ended June 30, 2011).

(d)(7)	—	Thirteenth Supplemental Indenture, dated as of November 6, 2012, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q (Commission File No. 000-29187-87) for the quarter ended September 30, 2012).

(d)(8)	—	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated May 21, 2008, to the prospectus dated May 21, 2008 and under the caption “Description of Debt Securities” in that prospectus, filed with the SEC on May 21, 2008 under Rule 424(b)(5) of the Securities Act of 1933 (Registration No. 333-142346).

(d)(9)	—	The description of the Company’s capital stock contained in the Company’s Current Report on Form 8-K filed on December 9, 2010 (incorporated herein by reference to the Company’s Current Report on Form 8-K filed on December 9, 2010).

(g)	—	Not applicable.

(h)	—	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on May 3, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2013

CARRIZO OIL & GAS, INC.

BANDELIER PIPELINE HOLDING, LLC

CARRIZO (EAGLE FORD) LLC

CARRIZO (MARCELLUS) LLC

CARRIZO (MARCELLUS) WV LLC

CARRIZO MARCELLUS HOLDING INC.

CARRIZO (NIOBRARA) LLC

CLLR, INC.

HONDO PIPELINE, INC.

MESCALERO PIPELINE, LLC

CARRIZO (UTICA) LLC

By:	/s/ Paul F. Boling
Name:	Paul F. Boling
Title:	Vice President

INDEX TO EXHIBITS

Exhibit		Description

(a)(1)(A)*	—	Company Notice to Holders of Carrizo Oil & Gas, Inc. 4.375% Convertible Senior Notes due 2028, dated May 3, 2013.

(a)(1)(B)	—	Supplement No. 1 to Company Notice dated May 3, 2013 to Holders of Carrizo Oil & Gas, Inc. 4.375% Convertible Senior Notes due 2028.

(a)(1)(C)*	—	Form of Repurchase Notice.

(a)(1)(D)	—

The description of the Offer contained in the Company’s Current Report on Form 8-K filed on May 3, 2013 (incorporated herein by reference to the Company’s Current Report on Form 8-K filed on May 3, 2013).

(b)(1)	—	Credit Agreement dated as of January 27, 2011 among Carrizo Oil & Gas, Inc., as Borrower, BNP Paribas, as Administrative Agent, Credit Agricole Corporate and Investment Bank and Royal Bank of Canada, as Co-Syndication Agents, Capital One, N.A. and Compass Bank, as Co-Documentation Agents, BNP Paribas Securities Corp. as Sole Lead Arranger and Sole Bookrunner, and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 2, 2011).

(b)(2)	—	First Amendment, dated as of March 26, 2012, to Credit Agreement dated as of January 27, 2011, among Carrizo Oil & Gas, Inc., BNP Paribas as administrative agent, and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).

(b)(3)	—	Second Amendment to Credit Agreement, dated as of September 4, 2012, among Carrizo Oil & Gas, Inc., as borrower, Wells Fargo Bank, National Association, as administrative agent, and the lender parties thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 5, 2012).

(b)(4)	—	Third Amendment to Credit Agreement, dated as of September 27, 2012, among Carrizo Oil & Gas, Inc., as borrower, Wells Fargo Bank, National Association, as administrative agent, and the lender parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).

(d)(1)	—	Senior Indenture, dated as of May 28, 2008, between Carrizo Oil & Gas, Inc., the potential subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (Commission File No. 000-29187-87) filed May 28, 2008).

(d)(2)	—	First Supplemental Indenture, dated as of May 28, 2008, between Carrizo Oil & Gas, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (Commission File No. 000-29187-87) filed May 28, 2008).

(d)(3)	—	Second Supplemental Indenture, dated as of May 14, 2009, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (Registration No. 333-159237) filed on May 14, 2009).

(d)(4)	—	Fifth Supplemental Indenture, dated as of November 2, 2010, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K (Commission File No. 000-29187-87) filed on November 2, 2010).

(d)(5)	—	Seventh Supplemental Indenture, dated as of May 4, 2011, between Carrizo Oil & Gas, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q (Commission File No. 000-29187-87) for the quarter ended March 31, 2011).

(d)(6)	—	Ninth Supplemental Indenture, dated as of August 5, 2011, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q (Commission File No. 000-29187-87) for the quarter ended June 30, 2011).

(d)(7)	—	Thirteenth Supplemental Indenture, dated as of November 6, 2012, between Carrizo Oil & Gas, Inc., the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q (Commission File No. 000-29187-87) for the quarter ended September 30, 2012).

(d)(8)	—	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated May 21, 2008, to the prospectus dated May 21, 2008 and under the caption “Description of Debt Securities” in that prospectus, filed with the SEC on May 21, 2008 under Rule 424(b)(5) of the Securities Act of 1933 (Registration No. 333-142346).

(d)(9)	—	The description of the Company’s capital stock contained in the Company’s Current Report on Form 8-K filed on December 9, 2010 (incorporated herein by reference the Company’s Current Report on Form 8-K filed on December 9, 2010).

(g)	—	Not applicable.

(h)	—	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on May 3, 2013.

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